As filed with the Securities and Exchange Commission on November 3, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Dividend Capital Total Realty Trust Inc.

(Name of Subject Company (Issuer))

Dividend Capital Total Realty Trust Inc.

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$60,000,000.00(a)	$6876.00(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 10,000,000 shares in the offer, based upon a price per share of $6.00.

(b)	Calculated as $114.60 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6876.00

Form or Registration No: Schedule TO

Filing Party: Dividend Capital Total Realty Trust Inc.

Date Filed: October 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 17, 2011 (together with any amendments and supplements thereto, the “Schedule TO”) by Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase for cash up to 10,000,000 shares of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated October 17, 2011 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and 11 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby supplemented and amended as follows:

(1) The first sentence of the fourth paragraph of the section titled “IMPORTANT” that appears on the cover page of the Offer to Purchase shall be replaced in its entirety with the following:

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which this Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, subject to the restriction below, (ii) upon the occurrence of any of the conditions specified in Section 12 of this Offer prior to the Expiration Date, to terminate this Offer and not accept for payment any Shares, and (iii) to amend this Offer in any respect prior to the Expiration Date.

(2) The paragraph under the section titled “May I tender Shares in this Offer for which I have requested, or for which I plan to request, redemption under the Company’s share redemption program?” on page 4 of the Offer to Purchase shall be replaced in its entirety with the following:

You may tender Shares in this Offer for which you have requested, or for which you plan to request, redemption under the Company’s share redemption program. Such Shares will first be eligible for purchase by us pursuant to the terms of this Offer. Any Shares not purchased by us pursuant to this Offer will be eligible for redemption pursuant to the terms of our share redemption program. Holders that have submitted Shares for redemption under the Company’s share redemption program may tender Shares in this Offer without withdrawing their redemption requests or following any other special procedures. If you have or will submit Shares for redemption under the Company’s share redemption program and you also tender Shares in this Offer, then after the completion of this Offer you will be deemed to have submitted a redemption request for the lesser of (a) the total remaining Shares that you own or (b) the number of Shares that you submitted for redemption. Currently we are offering a price of $6.00 per Share pursuant to this Offer and a price of $8.45 per Share pursuant to our share redemption program. However, we cannot guarantee that we will purchase any of your Shares pursuant to this Offer or our share redemption program, both of which are subject to significant limitations.

(3) The penultimate sentence under the section titled “What are the most significant conditions to this Offer?” on page 5 of the Offer to Purchase shall be deleted.

(4) The last sentence of the second paragraph under the section titled “Introduction” on page 7 of the Offer shall be deleted.

(5) The fourth paragraph of the section titled “1. Terms of this Offer” on page 10 of the Offer to Purchase shall be replaced in its entirety with the following:

Subject to any applicable rule and regulation of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act “), the Company expressly reserves the right to (i) terminate or amend this Offer if any of the conditions set forth in Section 12 have not been satisfied or (ii) waive any condition or otherwise amend this Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below. Rule 14e-1(c) under the Exchange Act requires the Company to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of this Offer.

(6) The final three paragraphs of the subsection titled “Conditions” that appear on pages 25-26 of the Offer to Purchase shall be replaced in their entirety with the following:

In addition, if facts and circumstances arise such that we reasonably believe, after consultation with our independent auditors and our legal counsel, that completing the Offer on its current or amended terms, or at all, would cause us to fail to meet any of the legal requirements for maintaining our status as a real estate investment trust under the Code, we may terminate or amend the Offer or postpone the acceptance of its Shares for payment.

We note that on October 26, 2011, MPF filed a complaint with the U.S. District Court, Northern District of California, seeking, among other things, to enjoin us from competing with the MPF Offer. We will not terminate this Offer as a result of this litigation, unless termination of this Offer is a condition of settlement or judgment of the litigation.

The foregoing addresses the only conditions under which we are not obligated to complete the Offer. The conditions referred to above are for our sole benefit. We may assert these conditions regardless of the circumstances giving rise to any of them (other than any action or omission to act by us), and we may waive these conditions, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Date. Except as noted below, our failure to exercise any of the foregoing rights at any time will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived.

In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination we make concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. Our right to terminate or amend the Offer or to postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered if any of the above listed events occur (or shall have been reasonably determined by us to have occurred) at any time prior to the Expiration Date shall not be affected by any subsequent event regardless of whether such subsequent event would have otherwise resulted in the event having been “cured” or ceasing to exist. Notwithstanding the foregoing, as soon as we are aware of any of the above listed events occurring, we will inform Holders promptly and inform them how we intend to proceed with respect to the Offer.

(7) The second sentence of the first paragraph of the subsection titled “Extension of the Tender Offer; Termination; Amendment” that appears on page 26 of the Offer to Purchase shall be replaced in its entirety with the following:

The Company also expressly reserves the right, in its sole discretion, upon the occurrence of any of the conditions specified under Conditions above, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares, by giving oral or written notice of termination or postponement to the Depositary and making a public announcement of termination or postponement.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

Dated: November 3, 2011	By:	/s/ M. Kirk Scott
Name M. Kirk Scott
Title: Chief Financial Officer and Treasurer

Exhibit List

(a)(1)	Offer to Purchase, dated October 17, 2011*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Text of Letter to Stockholders of the Company dated October 17, 2011*

(a)(4)	Text of E-mail to Financial Advisors*

(a)(5)	Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on October 17, 2011*

(b)(1)	Credit Agreement, dated September 27, 2011, among Dividend Capital Total Realty Operating Partnership, L.P., as the borrower, PNC Bank, National Association, as administrative agent, swing line lender and L/C issuer, and the lender parties thereto*

(c)-(h)	Not applicable

*Previously filed or incorporated by reference.

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